UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

Asia Premium Television Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

04517A204
(CUSIP Number)

Howard Berger, Manager
Professional Offshore Opportunity Fund, Ltd.
1400 Old Country Road, Suite 206
Westbury, New York 11590
Telephone: (516) 228-0070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 04517A204	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Professional Offshore Opportunity Fund, Ltd. I.R.S. Identification No.: 20-4202916
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,181 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 359,181 Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,181 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 04517A204	Page 3 of 5 Pages

Item 1.                        Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Asia Premium Television Group, Inc., a Chinese corporation (the “Company”). The Company’s principal executive offices are located at Suite 602, 2 North Tuanjiehu Street, Chaoyang District, Beijing 100026, People's Republic Of China.

Item 2.                        Identity and Background.

The person filing this statement (the “reporting person”) is Professional Offshore Opportunity Fund, Ltd.

Professional Offshore Opportunity Fund, Ltd. (“PROOF”) is a British Virgin Islands Company. Its principal business is investments for foreign investors.  The principal office of PROOF is located at 1400 Old Country Road, Suite 206 Westbury, New York 11590.

Each of Marc Swickle, Howard Berger, and Greg Goldberg (i) has a business address at 1400 Old Country Road, Suite 206 Westbury, New York 11590, (ii) is principally employed by PROOF and its affiliates in the capacity of a manager, and (iii) is a United States citizen.

Neither PROOF nor, to the knowledge of PROOF, any of the individuals specified above has during the last five years, been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amount of Funds or Other Consideration.

PROOF acquired 195,000 shares of Common Stock pursuant to a stock purchase agreement dated June 6, 2007 for a purchase price of $156,000; 4,181 shares of Common Stock acquired pursuant to the addendum to a stock purchase agreement (the "Anti-dilution Provision"); and 160,000 shares of Common Stock acquired through a stock purchase from Tidetime, Inc. on September 10, 2007 for a purchase price $160,000, for a total of 359,181 shares of Common Stock for an aggregate purchase price of $316,000.

Item 4.                        Purpose of Transaction.

PROOF acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. PROOF may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon PROOF’s evaluation of the Company's business, prospects and financial condition, the market

SCHEDULE 13D

CUSIP NO. 04517A204	Page 4 of 5 Pages

for the Common Stock, other opportunities available to the PROOF, general economic conditions, stock market conditions and other factors.

Depending upon the factors noted above, PROOF may also decide to hold or dispose of all or part of their investment in the Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) An aggregate of 359,181 shares of Common Stock is beneficially owned by PROOF.

(b) PROOF has the sole power to vote and the sole power to direct the disposition of the 359,181 shares of Common Stock that it beneficially owns.

(c) None.

(d) No person other than PROOF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to	Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among PROOF and/or the persons named in Item 2 and between PROOF and/or such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.                        Material to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2007	PROFESSIONAL OFFSHORE OPPORTUNITY FUND, LTD. By: /s/ Howard Berger Name: Howard Berger Title: Manager